Kingswood Capital Partners LLC

126 E. 56th Street, Suite 22S

New York, New York 10022

September 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Trade & Services

Attention:	Scott Stringer
Adam Phippen
Rucha Pandit
Donald Field

Re:	LEIFRAS Co., Ltd. Registration Statement on Form F-1 File No. 333-283712

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representative of the underwriters of the proposed public offering of securities of LEIFRAS Co., Ltd. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Monday, September 29, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the representative of the underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Capital Partners LLC

By:	/s/ Tony Tian
	Name:	Tony Tian
	Title:	Director